March 17, 2006
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:     Preliminary Proxy Statement
Ladies and Gentlemen:
     Forest City Enterprises, Inc. (the “Company”) hereby transmits for filing with the Securities and Exchange Commission the Preliminary Proxy Statement (the “Preliminary Proxy”) related to the Company’s 2006 Annual Meeting of stockholders of the Company, which is scheduled to be held on June 15, 2006. The Company intends to mail its definitive proxy materials to the Company’s stockholders on or about April 24, 2006.
     Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, the Company is required to file the Preliminary Proxy because the Company is proposing to amend its Amended Articles of Incorporation and its Code of Regulations as described in the Preliminary Proxy. These proposals are identified as Proposals 2-13 in the Preliminary Proxy.
     Please direct any questions to Thomas G. Smith, Executive Vice President, Chief Financial Officer and Secretary of the Company, at 216-416-3201.

Sincerely,

FOREST CITY ENTERPRISES, INC.

By:	/s/ THOMAS G. SMITH

	Name: Title:	Thomas G. Smith Executive Vice President, Chief Financial Officer and Secretary

Forest City Enterprises, Inc., Terminal Tower, 50 Public Square, Suite 1100, Cleveland, Ohio 44113-2203, (216) 621-6060